UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

 Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

 ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Signing of agreement for the acquisition of NEOgás by Ultragaz

São Paulo, November 21, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs the signing of an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”) through its subsidiary Companhia Ultragaz S.A. (“Ultragaz”). The total value of the company (enterprise value) is R$ 165,000,000.00, subject to customary working capital and net debt adjustments.

NEOgás, which was founded in 2000, is a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in several segments including the industrial, vehicular and development of special projects in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, owns 6 compression bases in the South and Southeast regions and 149 trailers for the distribution of CNG.

This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and the Ultragaz brand, consistent with the disclosure Ultrapar has been providing to its shareholders and to the capital markets.

Ultragaz and NEOgás will maintain their regular course of business, on an independent manner, until the closing date of the transaction, subject to approval by the Administrative Council of Economic Defense (CADE).

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)